UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 000-52699

VERIS GOLD CORP.

(Translation of registrant's name into English)

900 – 688 West Hastings Street

Vancouver, British Columbia

Canada V6B 1P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

FURNISHED HEREWITH

Exhibit Number	Description

99.1	News Release Dated December 4, 2013 - Veris Gold Corp. drills 51.85 m averaging 7.68 g/t Au at SSX-Steer Mine, Jerritt Canyon Nevada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIS GOLD CORP.

Date: Dececmber 4, 2013	/s/ Shaun Heinrichs
Shaun Heinrichs
Chief Financial Officer